

03026970

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

The Mead 401(k) Plan
Exact name of registrant
as specified in charter

0001159297
Registrant CIK Number

11-K For 12/31/02
Electronic report, schedule or
registration statement of which
the documents are a part (give period
of report)

001-31215
SEC file number, if available

MeadWestvaco Corporation

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut,

July 11, 2003

The Mead 401(k) Plan
(Registrant)

By: [signature]
Cynthia A. Niekamp
Chairperson of the Benefit Plans Investment
Policy Committee,
MeadWestvaco Corporation

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2002

THE MEAD 401(K) PLAN
(Full title of the Plan)

MEADWESTVACO CORPORATION
One High Ridge Park
Stamford, CT 06905
Telephone: 203-461-7400
(Name of issuer of the securities held pursuant to the
Plan and the address of its principal executive offices)

REQUIRED INFORMATION

The following financial statements and exhibits are furnished as part of the Form 11-K Annual Report for The Mead 401(k) Plan ("Plan"):

Financial Statements and Exhibits — Page No.



PricewaterhouseCoopers LLP
111 Virginia Street
Suite 300
Richmond VA 23219
Telephone (804) 697 1900
Facsimile (804) 697 1901

Report of Independent Auditors

To The Plan Administrator of The Mead 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Mead 401(k) Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of reportable transactions is presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 8, effective December 31, 2002 all participant account balances in The Mead 401(k) Plan were transferred into one of two affiliated plans sponsored by MeadWestvaco Corporation at which time the Plan ceased to exist.

PricewaterhouseCoopers LLP

June 25, 2003

THE MEAD 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2002	December 31, 2001
Assets:		
Investments, at fair value (Notes 2, 5, and 6)	$ - 0 -	$628,284,583
Net assets available for benefits	$ - 0 -	$628,284,583

The accompanying notes are an integral part of these financial statements.

THE MEAD 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2002

Additions to net assets attributed to:	
Contributions:	
Participants	$ 40,821,521
Rollovers	2,540,301
Employer	13,815,669
Investment income - interest and dividends	8,012,006
Total additions	65,189,497
Deductions from net assets attributed to:	
Investment loss - net depreciation in fair value of investments	(97,586,448)
Withdrawals and distributions to participants	(120,814,886)
Administrative expenses	(77,453)
Total deductions	(218,478,787)
Net decrease prior to transfers	(153,289,290)
Transfers into other affiliated plans (Note 1)	(475,286,637)
Transfers into the Plan	291,344
Net decrease	(628,284,583)
Net assets available for benefits:	
Beginning of year	628,284,583
End of year	$ - 0 -

The accompanying notes are an integral part of these financial statements.

1. Plan Description:

The following description of The Mead 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan was originally designed as a defined contribution plan covering employees of The Mead Corporation ("Mead"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). On January 29, 2002, The Mead Corporation and Westvaco Corporation completed a merger forming MeadWestvaco Corporation. As a result, all Mead common stock in which the Plan invested was reissued as MeadWestvaco common stock. Effective December 31, 2002, all participant account balances in the Mead 401(k) Plan were transferred into one of two affiliated plans sponsored by MeadWestvaco Corporation, at which time the plan ceased to exist. (See Note 8.)

Contributions: Participants could generally authorize a reduction of payroll wages up to a certain percentage of compensation as a contribution to the Plan each year. During 2002, Mead made matching contributions in accordance with the provisions set forth in the Plan document. Employee and employer contributions and actual earnings thereon were at all times fully vested and non-forfeitable. All employer contributions were made to the MeadWestvaco Common Stock Fund. The following represents the maximum allowable employee contribution percentage and the maximum Mead match percentage of participants' eligible gross pay, by employee group:

Employee Group	Maximum Contribution	Mead's Match
Salaried and Non-Bargained Hourly Employees	20%	100% on first 3% of gross pay 50% on next 2% of gross pay
Bargained Hourly Employees (excluding Rumford)	20%	None
Bargained Hourly Employees (Rumford only)	20%	50% on first 6% of gross pay
Union Hourly at Sidney, New York	20%	50% on first 6% of gross pay

Participant Accounts: Each participant's account is credited with the participant's contribution and allocations of (a) the employer's contributions and (b) Plan earnings.

Investment Options: Participants could direct their contributions among any of the 10 mutual funds or MeadWestvaco Common Stock Fund within the Plan.

(Plan Description, continued):

Additionally, participants could direct their contributions to the Mutual Fund Window, which provided access to a wider variety of funds. These funds included additional Fidelity funds along with over 70 funds from a number of mutual fund families.

Administrative Expenses: Expenses for administering the Plan, other than loan set-up and maintenance fees and the fee for the Mutual Fund Window, were paid directly by Mead.

Plan Termination: Mead reserved the right to terminate the Plan at any time, subject to Plan provisions and the provisions of ERISA. Upon such termination of the Plan, the assets in the Plan, net of expenses properly charged thereto, would be distributed to participants or their beneficiaries based upon their interests in the Plan at the termination date.

Loans: Employees could borrow from their fund accounts a minimum of $500 up to a maximum of $50,000 less the highest outstanding loan balance during the previous 12 months, or 50% of their account balance, whichever was less. The loans were secured by the balance in the employee's account. The interest rate was fixed and was determined at the time of the loan and was based on market rates for secured loans.

Distributions: Upon termination of service due to death, the named beneficiary could receive the value of the vested interest in the participant's account as a lump-sum distribution. For termination of service for other reasons, a participant could receive the value of the vested interest in his or her account as a lump-sum distribution. If the account balance was greater than $5,000, the participant could elect to have all or a portion of the account balance distributed.

Basis of Accounting: The Plan's financial statements are prepared on the accrual basis of accounting.

2. **Significant Accounting Policies:**

Estimates: The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein at the date of the financial statements and during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties: The Plan provided for various mutual fund investment options in stocks, bonds, money market, and fixed income securities as well as a direct common stock investment. Investments are exposed to various risks, such as interest rate, market and credit. Investments in successor plans are subject to similar risks.

(Plan Description, continued):

Investment Valuation and Income Recognition:
The Plan's investments are stated at fair value as measured by readily available market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, which approximates fair value. Purchases and sales are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits: Benefits are recorded when paid.

3. Tax Status:

The Internal Revenue Service determined and informed the Company by a letter dated July 3, 1996, that the Plan was in compliance with the applicable requirements of the Internal Revenue Service. The Plan was amended since receiving the determination letter. However, the Plan Administrator believes that the Plan as designed and operated during the year ended December 31, 2002 was in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes was included in the Plan's financial statements. Management applied for a new determination letter on February 27, 2002, upon amending the Plan for GUST, but has not yet received a response from the IRS.

4. Related-Party Transactions:

Certain Plan investments were shares of mutual funds managed by Fidelity Investments. Fidelity Management Trust Company was the trustee as defined by the Plan and, therefore, these transactions qualified as the related party transactions that are allowable under ERISA.

As MeadWestvaco is the Plan sponsor, purchases and sales of the MeadWestvaco Common Stock Fund are related party transactions. The balance within this fund at December 31, 2002 and December 31, 2001 was $0 and $176,545,133, respectively. For the year ended December 31, 2002, purchases and sales of MeadWestvaco common stock were $204,590,453 (6,646,484 shares) and $199,655,592 (5,482,141 shares), respectively.

5. Investments:

The following investments represented five percent or more of the Plan's net assets at December 31, 2001:

	December 31, 2001
MeadWestvaco Common Stock Fund * (10,188,775 shares)	$176,545,133
Fidelity Investment Funds:	
Asset Manager Fund (2,248,983 shares)	34,781,742
Equity Income Fund (934,861 shares)	50,653,161
Equity Income Fund (934,861 shares)	45,593,176
Magellan Fund (1,168,332 shares)	121,763,549
Retirement Money Market Fund (31,507,801 shares)	31,507,801

*Non-participant directed investments totaled $117,496,434 at December 31, 2001

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Common Stock	$ (21,353,442)
Mutual Funds	(76,233,006)
	$ (97,586,448)

6. Nonparticipant-Directed Investments:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments in the MeadWestvaco Common Stock Fund is as follows:

	December 31, 2002	December 31, 2001
Net Assets:		
MeadWestvaco Common Stock Fund	$ - 0 -	$117,496,434
	$ - 0 -	$117,496,434

For the year ended December 31, 2002, the changes of nonparticipant directed investments were as follows:

Increases in fund assets	
Employer's contributions	$ 13,815,669
Investment income - interest and dividends	2,090
Total additions	$ 13,817,759
Decreases in fund assets:	
Investment loss - net depreciation in fair value of investments	(17,098,763)
Benefits paid to participants	(24,411,781)
Total deductions	(41,510,544)
Net decrease prior to transfers	(27,692,785)
Transfers out of the Plan due to Plan merger	(89,803,649)
Net decrease	$(117,496,434)

7. Transfers From Another Plan:

On September 30, 2002, all of the assets from the Day Dream, Inc. 401(k) Savings Plan were merged with and into the Plan. Transfers from the Day Dream, Inc. 401(k) Savings Plan totaled $291,344. Participant accounts were either transferred in-kind or liquidated with the proceeds invested in similar funds. The transfer did not affect participant status.

8. Plan Merger:

On December 31, 2002, the salaried and non-bargained hourly participants of the Plan were transferred into one of two affiliated plans sponsored by MeadWestvaco Corporation. Total assets transferred into each affiliated plan were $356,459,792 and $118,826,694. Participant accounts were invested in investment funds of similar asset and risk characteristics and in the same proportions as invested under the Plan. As of the date of the merger, the Plan ceased to exist. Benefits provided under the Plan were not affected by the merger.

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-81640) of MeadWestvaco Corporation of our report dated June 25, 2003 relating to the financial statements of the Mead 401(k) Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Richmond, Virginia
July 9, 2003

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

Ladies and Gentlemen:

The following is the certification required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

In connection with the annual report of The Mead 401(k) Plan (the "Plan") on Form 11-K for the fiscal year ended December 31, 2002 as filed with the SEC on the date hereof (the "Report"), each of the undersigned, in the respective capacity set forth below his name, certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition of the Plan.

Dated: July 11, 2003

Eric J. Lancellotti
Name: Eric J. Lancellotti
Title: Plan Administrator

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the MeadWestvaco Corporation Benefit Plans Investment Policy Committee and Benefit Plans Administration Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE MEAD 401(K) PLAN

By ______________________
Cynthia A. Niekamp
Chairperson of the Benefit Plans Investment Policy Committee

By ______________________
Maria L. Payne
Chairperson of the Benefit Plans Administration Committee

By ______________________
Eric J. Lancellotti
Plan Administrator

Date: July 11, 2003